EPM MINING VENTURES INC.
SCHEDULE OF SUBSIDIARIES

Name of Organization	State or Country

Peak Minerals Canada Limited	Yukon, Canada

Peak Minerals Inc.	Delaware

Emerald Peak Minerals, LLC	Utah